Supplement filed pursuant to Rule 253(g)(2)

File No. 024-12693

SUPPLEMENT DATED JUNE 18, 2026

TO OFFERING CIRCULAR DATED APRIL 6, 2026

Doroni Aerospace, Inc.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated April 6, 2026, of Doroni Aerospace, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular, as supplemented.

The Offering Circular dated April 6, 2026 is available HERE, of which are incorporated herein by reference.

The purpose of this supplement is to:

•	To increase the offering price from $3.10 per share to $3.30 per share beginning June 19 at midnight ET; and

•	Change the Minimum Purchase Per Investor from 322 shares of Series Seed-3 Preferred Stock ($998.20) to 304 Shares of Series Seed Preferred Stock ($1,003.20).

As a result, the Company amends and restates the following sections of its Offering Circular:

Filed Pursuant to Rule 253(g)(2)

File No. 024-12693

COVER PAGE

DORONI AEROSPACE, INC.

11555 Heron Bay Blvd., Suite 200

Coral Springs, FL 33076

https://www.doroni.io/

Doroni Aerospace, Inc., a Delaware corporation referred to herein as the Company, Doroni Aerospace, Doroni, we, us, or our and similar terms, is conducting a best-efforts offering of up to 14,000,000 shares of our Series Seed - 3 Preferred Stock, par value $0.00001 per share, which we refer to in this document as the Shares. As of June 5, 2026, the Company has issued 1,430,684 Shares in this offering (including 71,029 Bonus Shares) to investors for $4,435,120.40. Thus, there are currently up to 15,369,316 Shares available (including 2,728,971 Bonus Shares) to be sold in this offering. The Company is currently offering Shares at a price of $3.30 per Share. The minimum amount you may invest in this offering is $1,003.20 for 304 Shares, and any additional purchases must be made in increments of at least $3.30, plus a transaction fee of 3.50% (the “Transaction Fee”) making the total minimum cash payment $1,038.31. However, we reserve the right to waive this minimum and the Transaction Fee in our sole discretion. In addition to the Shares offered for cash consideration, we have reserved a fixed pool of 2,800,000 Shares for issuance in this offering as a bonus, referred to as the Bonus Shares, at no additional cost. Together, the sale of Shares and the issuance of Bonus Shares are referred to as the Offering. See “Plan of Distribution” for more information.

No public trading market currently exists for our Shares, and we do not expect one to emerge in the foreseeable future. Further, we have not applied, and do not anticipate applying in the near term, for quotation of our Shares on any national securities exchange or over-the-counter market. As a result, investors should be prepared to hold their Shares indefinitely.

Regulation A Rule 251(a)(2) limits us to aggregate gross proceeds of $75,000,000 (including the value of the Bonus Shares issued in this Offering, valued at the $3.30 Offering price) in any rolling twelve-month period during the three years following qualification of this Offering, meaning that the maximum dollar amount of additional Shares we may offer under Regulation A will increase overtime as prior sales fall outside the applicable twelve-month look-back period. Following SEC qualification of this Offering Circular and the Offering Statement of which it forms a part, which is referred to herein as the Offering Circular and Offering Statement, respectively, and as additional capacity becomes available, we may file one or more post-qualification amendments under Rule 252(f)(2)(ii) to seek qualification of such additional Shares for sale in this Offering. However, we will not sell any additional Shares until the SEC qualifies each corresponding amendment. Prospective investors should also note that we may file offering circular supplements from time to time to raise the price per share in this Offering by up to 20% above the most recently qualified price; provided that any increase exceeding 20% or any fundamental change to the information in a qualified offering circular will require a post-qualification amendment that must be filed with and qualified by the SEC.

To participate in this Offering, you must complete a subscription agreement available through our offering page at invest.doroni.io. If we reject your subscription, in whole or in part, or if we accept it but do not conduct a closing of this Offering thereafter due to the termination of the Offering for any reason, the Escrow Agent will promptly return your investment funds without interest or deduction, in accordance with Rule 10b-9 under the Exchange Act. Until a closing occurs, your subscription agreement will remain revocable and your investment funds will be refundable. Once a closing has occurred, your subscription will become irrevocable, your funds will no longer be refundable, and your Shares will be issued. This offering is continuous and ongoing within the meaning of Rule 251(d)(3) of Regulation A, and closings, each of which we refer to as a Closing, and collectively, the Closings, may occur from time to time throughout the term of the Offering to maximize economic efficiency. Notwithstanding the foregoing, we intend to conduct a Closing at least every four to eight weeks following the first Closing.

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This Offering will commence within two calendar days of qualification by the U.S. Securities and Exchange Commission or the SEC, and will terminate at the earliest of (a) the date on which we perform a Closing and issue a number of Shares constituting the maximum offering amount in this Offering, as amended from time to time via post-qualification amendment, (b) the date which is three years from the date this Offering is qualified by the SEC, or (c) the date on which this Offering is earlier terminated by us, in our sole discretion. Notwithstanding (b) above, we will file a post-qualification amendment to include the Company’s recent financial statements in accordance with the requirements of Regulation A at least every twelve months after this Offering has been qualified by the SEC. See “Plan of Distribution” for more information.

In the event that the Company becomes a reporting company under the Securities Exchange Act of 1934, the Company intends to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

We are offering our Shares on a best-efforts basis, meaning there is no guarantee that we will receive any proceeds from the sale of our Shares in this Offering. We have engaged DealMaker Securities LLC (“Broker”), a registered broker-dealer and member of the Financial Industry Regulatory Authority, or FINRA, and its affiliates to provide broker-dealer compliance services, technology, and marketing support in connection with this Offering. See “Plan of Distribution” for more information.

	Price to Public (1)	Underwriting discount commissions and fees (2)	Proceeds to issuer before expenses (3)
Price per share	$3.30	$0.1485	$3.1515
Transaction Fee per Share (1)	$0.1155	$0.0052	$0.1103
Total Cash Value	$47,535,551	$3,204,020	$44,331,541
Total Bonus Share Value	$9,225,794	$–	$–
Total Maximum Value	$56,761,345	$3,204,020	$44,331,541

(1)	There will be a three and one-half percent (3.5%) transaction fee, referred to as the Transaction Fee, that participants in this offering will pay in order to help offset the costs associated with collecting the payment for the sale of our shares in this offering to investors. There has also been $4,362,453,07 of sold Shares and $220,190 of Bonus Shares issued at $3.10 included in this value. This transaction fee, and the value of any Bonus Shares sold hereunder, is included in our calculation of the maximum amount we may sell in this Offering pursuant to Regulation A Rule 251(a)(2). See “Plan of Distribution” for more information.

(2)	We will pay Broker cash compensation which consists of accountable expenses, fees, and commissions on (i) the sale of any Shares, and (ii) any Transaction Fee we receive. The amounts set forth in this column includes a 4.5% cash commission, and $1,064,920 in additional underwriting compensation we will pay to Broker and its affiliates in connection with the services they are providing in this offering. See “Plan of Distribution” for more information. In any event, the amount of compensation we will pay to Broker and its affiliates in connection with this Offering will not exceed $3,204,020; provided that such amount is subject to increase upon any later amendment to this Offering in which we increase the number of Shares being offered herein. Broker will not receive any commissions on the issuance of Bonus Shares.

(3)	The amounts in this column represents the proceeds we will receive from the sale of Shares in this Offering minus Underwriting Compensation, but does not account for the payment processing expenses, out-of-pocket expenses, or other related service fees. The figures also do not account for other expenses payable by our company in connection with this offering, including costs related to accounting, legal services, printing, due diligence, software, marketing, and selling efforts.

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We are offering our Shares, and soliciting offers to purchase them, only in jurisdictions where such offers and sales are permitted under a continuing offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. You should rely solely on the information contained in this Offering Circular. We have not authorized anyone to provide information different from or in addition to that contained in this Offering Circular. The information presented herein is accurate only as of the date on the cover, regardless of the time of delivery or any sale of our securities. Neither the delivery of this Offering Circular nor any sale of our securities implies that there has been no change in our affairs since the date of this document. This Offering Circular will be updated and delivered as required by applicable federal securities laws. From time to time, we may provide offering circular supplements that update, modify, or replace information included in this document. Any statement contained herein will be deemed modified or superseded to the extent that a subsequent offering circular supplement contains an inconsistent statement. The offering statement includes exhibits that provide additional details about the matters discussed in this Offering Circular. You should read this Offering Circular, any related amendments or supplements, and the exhibits to the offering statement together with the information contained in our periodic filings, including annual, semi-annual, and other reports filed with the SEC. All such documents are available on the SEC’s website at www.sec.gov.

We are responsible for the information contained in this Offering Circular. This document includes industry and market data derived from third-party studies, surveys, and industry publications. These sources typically indicate that the information was obtained from sources believed to be reliable; however, they do not guarantee the accuracy or completeness of such information. The forecasts and projections contained in these materials are based on historical market data and assumptions, and there can be no assurance that any such forecasts will be realized. Industry and market data may be inaccurate or incomplete due to the methodologies used by the original sources and the inherent limitations in collecting and verifying such data. These limitations include the voluntary nature of data collection, gaps in raw data, and the inability to verify all information with absolute certainty. Market and industry information used in this Offering Circular is subject to risks and uncertainties that may change over time and could materially affect actual outcomes. See the section titled “Risk Factors” for more information on these uncertainties. Additionally, other parties applying different methods of data collection or analysis may reach different conclusions.

We use, and may continue to use, various trademarks, trade names, and service marks in our business. For convenience, this Offering Circular may omit the ™, ®, or ℠ symbols when referring to our trademarks or those of others. Such omissions are not intended to indicate any waiver of rights, and we will assert our intellectual property rights to the fullest extent permitted by law. This Offering Circular may also reference trademarks, trade names, or service marks owned by third parties. All such marks are the property of their respective owners, and our use or display of them does not imply any affiliation with, or endorsement or sponsorship by, those owners.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

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PLAN OF DISTRIBUTION

The Company is offering up to 16,800,000 shares of its Series Seed – 3 Preferred Stock consisting of 14,000,000 shares of Series Seed – 3 Preferred Stock to be sold for cash consideration, plus up to 2,800,000 to be issued as Bonus Shares to investors as described in this Offering Circular. No additional consideration will be received by the Company for the issuance of Bonus Shares and the Company will absorb the cost of the issuance of the Bonus Shares. The Company intends for this offering to continue until one year following qualification by the SEC, or until sooner terminated by the Company.

We plan to market the securities in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

Any participation of our officers and directors in selling efforts for all classes of securities in this Offering will be conducted in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities.

The Offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by us at our sole discretion.

The Company may undertake one or more closings on a rolling basis. For additional information regarding this process, see “— Subscription Procedures,” below. Once an investor has tendered funds to purchase securities in this offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the Broker must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in a segregated deposit account pending closing or termination of the offering.

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After each closing, funds tendered by investors will be available to the Company.

DealMaker Services

DealMaker Securities, LLC (the “Broker”), a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

The aggregate compensation payable to the Broker and its affiliates are described below.

Administrative and Compliance Related Functions

Broker will provide administrative and compliance related functions in connection with this offering, including

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;
•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
•	Coordinating with third party agents and vendors in connection with performance of services;
•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
•	Providing a dedicated account manager;
•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
•	Reviewing with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
•	Providing white labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools
•	Reviewing with the Company on question customization for investor questionnaire;
•	Reviewing with the Company on selection of webhosting services;
•	Reviewing with the Company on completing template for the offering campaign page;
•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
•	Providing advice to the Company on preparation and completion of this Offering Circular;
•	Advising the Company on how to configure our website for the offering working with prospective investors;
•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;
•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and
•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services will not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay the Broker a cash commission equal to four and one-half percent (4.5%) of the amount raised in the Offering not to exceed $2,139,100, if fully subscribed and the total from the Investor Fee is included. The Broker has also been paid $27,500 as a one-time advance of accountable expenses.

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Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker, an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering. For these services, we have agreed to pay DealMaker a one-time $10,000, plus a monthly payment of $2,000 for up to three months ($6,000) for accountable expenses. Once the offering commences, DealMaker will charge $2,000 per month in account management fees for its services. DealMaker would receive total underwriting compensation of $34,000.

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services, including some supplemental services on a case-by-case basis. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these ongoing services, the Company has paid Reach compensation prior to the commencement of the Offering a one-time payment of $20,000 plus monthly payments of $11,000 for up to three months ($33,000) for accountable expenses, which will be returned if not incurred. After the commencement of the Offering, Reach will be paid $11,000 per month (not to exceed $99,000 in aggregate) while the Offering is ongoing. In addition the Company may pay Reach up to an additional $851,420 for various marketing services to be determined on a case-by-case basis at the Company’s discretion. The maximum compensation paid to Reach is $1,003,420.

The maximum compensation to be paid to Broker and affiliates is $3,204,020 (approximately 5.81%) of the Offering proceeds, if fully subscribed. There is no compensation to be paid on the issuance of the bonus shares.

The Broker has not investigated the desirability or advisability of investment in the Series Seed-3 Preferred Stock, nor approved, endorsed or passed upon the merits of purchasing the Preferred Stock. Under no circumstances will the Broker recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. The Broker does not purchase any securities from the Company with a view to sell those for the Company as part of the distribution of the security. Broker is not distributing any Offering Circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

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Subscription Procedures

Subscription Via invest.radintel.ai Website.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website at invest.Doroni.io This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week at this website integrates DealMaker’s technology and allows prospective investors to subscribe for the purchase of the Company’s Series Seed-3 Preferred Stock. A prospective investor will electronically complete, sign and deliver to us an executed subscription agreement, the form of being included as Exhibit 4.1 to this Offering Statement, of which this Offering Circular is part.

The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. Broker and the Company will confirm any Bonus Shares to be issued to each investor, which will require no effort on the part of the investor during the subscription process. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company, and the purchase shares and eligible Bonus Shares will be issued to the investor.

Payment and Closing Procedures

Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, and checks will not be accepted. Investors will subscribe via the invest.Doroni.io website and investor funds will be processed via DealMaker’s integrated payment solutions.

Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

A holdback is a small amount of the gross proceeds that is retained with the entity that manages the payment processing rails in a processing account for an issuer. This holdback is to ensure the prompt collection of payment processing fees (the costs for the movement of funds from the investors to the issuer for Wires, ACH, and credit card payments), any investor refund/cancellation processing, and any returns/non-sufficient funds processing on settlement of the investor gross proceeds. The latter two, being the predominant use of the holdback, since the timing of cash needs for the processing of those refund/cancellation/settlement issues are entirely outside of the control of the payment processor and is unpredictable. In some cases, these processes are subject to banking laws that automatically deduct funds from the original receiving account. When funds are not present for processing those deductions, it will create additional settlement issues within the ACH processing network.

The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Once an investor has tendered funds to purchase securities in this Offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the broker-dealer must perform certain processes related to its regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the broker-dealer will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in the Company’s payment processor account. Once the information pertaining to the subscription agreement has been completed, the investor receives an email regarding the progress of the investment, restating the amount of funds tendered and number of securities purchased, and that the funds are available to be disbursed to the Company at a closing. In the event the Broker is unable to clear a subscription agreement, the investor’s funds are returned in full. In order to be cost efficient, closing only occurs approximately once a month. Once a closing takes place, in addition to funds being released to the Company, the transfer agent is notified for the purpose of adding the investor and corresponding number of securities to the Company’s stock ledger.

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Investor Transaction Fee

As part of the subscription process, investors will be responsible for the Investor Transaction Fee in the amount of 3.5% of the purchase amount paid by investors at the time of investment. This fee is intended to offset expenses associated with the processing of each investment, such as AML/KYC compliance. The Broker will earn commissions on the Investor Transaction Fee. As provided in Section 1(b) of the subscription agreement, this fee will count towards each investor’s investment limitations of 10% of income or net worth as required by Rule 251(d)(2)(C).

Commissions and Discounts
	Per Share	Maximum (1)
Public Offering Price	$3.3000	$41,713,139
Investor Transaction Fee	$0.1155	$1,459,960
Broker Commission	$0.1537	$2,139,100
Proceeds, before expenses	$3.2618	$41,033,999

(1)	The 1,359,655 Shares sold at $3.10 are not included as Shares in this Maximum.

Certain investors in this offering are eligible to receive Bonus Shares of Series Seed-3 Preferred Stock for no additional consideration. The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	Investment Amount. Investors will be eligible to receive Bonus Shares based on the amount of their investment in this offering. The below table summarizes the available bonus and other perks by amount invested:

Amount Invested	Perks
$2,500.00	Receives 5% Bonus Shares and a Doroni Cap and T-Shirt
$5,000.00	Receives 7% Bonus Shares and a Doroni Cap and T-Shirt
$10,000.00	Receives 10%, Bonus Shares, a Doroni Cap and T-Shirt and invite to the unveiling of the H1-X (1)
$15,000.00	Receives 15%, Bonus Shares, a Doroni Cap and T-Shirt and invite to the unveiling of the H1-X (1)
$20,000.00	Receives 18%, Bonus Shares, a Doroni Cap and T-Shirt and invite to the unveiling of the H1-X (1)
$25,000.00	Receives 20%, Bonus Shares, a Doroni Cap and T-Shirt and invite to the unveiling of the H1-X (1)

(1) If the unveiling of the H1-X event occurs before the investment date, this perk will no longer apply to that investment. The event is currently planned to be held on March 26, 2026.

(ii) Existing Doroni Investor and existing H1-X pre-order holders (who also placed a deposit), will be eligible to receive Bonus Shares if they also invest in this Offering. Each such investor that invests in this offering will receive additional Bonus Shares equal to 10% of the number of shares purchased, rounded down to the nearest whole share.

(iii) Any investor who registers for the Company’s H1-X unveiling event (also called Soul of the Sky Event) currently planned for March 26, 2026 and then (i) invests using the same email provided for the registration to the event and, (ii) invests within three weeks from the date of the event, will receive additional Bonus Shares equal to 5% of the number of shares purchased, rounded down to the nearest whole share.

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The maximum amount of total bonus shares an investor can receive on a single investment in this Offering is 20%.

Investors in this offering are only eligible to receive all of the Bonus Share and other perks described above. As stipulated above most Bonus Shares any individual investor is eligible to receive is 20%.

As an example, This means that any existing Doroni Investor or an H1-X pre-order holder (who has also placed a deposit) and who also registered for the unveiling of the H1-X event who invests $2,500 or more in this offering, will receive the maximum allowed number of Bonus Shares which is 20% of the shares purchased. Bonus Shares will be applied to each investor following the completion of the subscription in the Offering. The Broker and the Company will verify eligibility through records maintained for pre-orders as well as for previous investments and for investments in this offering.

Transfer Agent and Registrar

DealMaker Transfer Agent will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. For both provisions, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this document. The information incorporated by reference is considered to be part of this Offering Circular. We incorporate by reference into this Offering Circular the documents listed below:

(a)	Our Annual Report HERE for the fiscal year ended December 31, 2025, filed with the SEC on April 30, 2026.

Notwithstanding the foregoing, information that we elect to furnish, but not file, or have furnished, but not filed, with the SEC in accordance with SEC rules and regulations is not incorporated into this Offering Circular, shall not be deemed “filed” under the Securities Act, and does not constitute a part hereof.

We will provide to each person, including any beneficial owner, to whom a copy of this Offering Circular is delivered, a copy of any or all of the information that we have incorporated by reference into this Offering Circular but not delivered with this Offering Circular. We will provide this information upon written or oral request at no cost to the requester. You may request this information by contacting our corporate headquarters at the following address: 11555 Heron Bay Blvd., Suite 200, Coral Springs, FL 33076.

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